9/26

08005485

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Daiei Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 22 2008
THOMSON REUTERS

FILE NO. 82- 00230 FISCAL YEAR 2-29-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dew

DAT : 10/21/08

RECEIVED
2008 SEP 26 A 7:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2-29-08
AR/S

2008 ANNUAL REPORT

March 1, 2007 - February 29, 2008

The Daiei, Inc.

Performance Overview

The Japanese economy during the current consolidated fiscal year continued to recover slowly with continued increase in capital investment against the background of improved corporate profits. However, risks posed by the US economic downturn attributable to the subprime loan issue, fluctuation in the financial and capital markets, and soaring oil prices are spreading concerns over an economic slowdown and weakened consumer spending as a whole.

The retail industry continues to remain in a difficult situation due to fiercer competition, effects of unseasonable weather, soaring raw material prices and sluggish individual spending.

In such an economic environment, the Daiei Group developed the "New Midterm Business Plan of the Daiei Group" (hereinafter the "New Midterm Business Plan") in May 2007. It has since worked on the establishment of "stable profitability" and "further improvement of financial strength" as the final stages of the Group's revitalization program and has made concerted efforts to complete the program to make a leap forward in the future.

As part of the efforts to establish "stable profitability" in the retail business, we mobilized the full potential of the Group to increase store attractiveness, and we have endeavored to establish a mechanism that ensures continued support from local customers and business partners.

In order to promote sales strategies tailored to the particular characteristics of local areas, we set up the "sales head offices" by dividing the country into five regions. We also strengthened regional buying and distribution functions, tried to improve profitability with a focus on increasing the number of customers and purchased items, expanded sales of originally-developed products, and endeavored to improve the "Special and Good Price Supporting your Lives" and "Thursday Market" programs. In addition, we have continued employee training utilizing the "Comprehensive Training Center" and strengthened our sales capability.

Daiei concluded capital and business alliances with AEON Corporation ("AEON") and Marubeni Corporation ("Marubeni") in March 2007 and has promoted products and services to satisfy customers through taking advantage of improved efficiency and economy of scale achieved by effective use of respective business resources and sharing of know-how. We have tried to further improve profits and losses in retailing by maximizing effects of these efforts. Specifically, we are promoting joint sales promotion campaigns with business partners, cooperative purchasing, utilization of AEON's cooperative distribution system, and outsourcing of equipment management to AEON's subsidiary. Furthermore, we are dispatching our employees to three new companies with the respective functions of "Private brand development", "Customer demand aggregation" and "Supply chain management", established by AEON, to share the knowledge of both companies and participate in activities pursuing further functionality and efficiency.

In October 2007, we decided to restructure the brand system of self-developed products, introduce "TOPVALU" brand products developed by AEON to the Daiei Group, and deploy them as core products in our price policy. In accordance with this decision, we will terminate sale of our original economy brand "Savings" by the end of FY 2008.

In addition, we will restructure our value-added brands, expand development and review/strengthen products of "Oishiku Tabetai!" brand foods, "Aichaku Shiyo" brand clothes and "SALIV" brand livingware, offer products which will win further customer support, and aim to expand overall originally-developed products.

Our basic policy on new store opening is promoting profitable store-opening regardless of the number of new stores. Daiei opened five stores (including one scrap-and-build-type existing store), Gourmet City Kinki opened one store, and Big A Corporation opened eleven stores. Meanwhile, Daiei closed three stores (including two scrap-and-build-type existing stores), Gourmet City Hokkaido closed three stores, and Gourmet City Kyushu closed four stores.

We worked to improve the profitability of our own departments and vitalize tenant spaces (as part of the renovation of existing stores), continued to recruit tenants, promoted the maximization of synergy within the entire store by employing the property management approach, and increased the number of tenant supervisors (SV). Through these efforts, we have created selling spaces in accordance with store characteristics and promoted store-development so that our customers can enjoy shopping.

Daiei and each Gourmet City completed the introduction of a new POS system and the point program, designed to improve customer convenience and satisfaction. We are now working on effective use of portable terminals by each department to improve order placement accuracy.

We celebrated our 50th anniversary in 2007 and have taken various measures including the group-wide, large-scale "50th Anniversary Thank-You Sale" under the catch-phrase of "Thank You for 50 Year's of Patronage – We will Continue to Serve our Customers" to express our gratitude to the customers and business partners who have supported us since the company's formation, positioning the 50th anniversary as a "new start".

In respect of financial business, OMC Card Inc. has continued its efforts to strategically expand the "membership business" and "outsourcing business" around the core "card business" and promoted a "marketing solution partner" model which contributes to the increase of our partners' sales, utilizing OMC's customer-gathering, database marketing and sales promotion capabilities.

In the membership business field, OMC endeavored to increase the number of credit card members by increasing the number of bases to recruit affiliated credit card members and by issuing new affiliated credit cards. It has also made efforts to increase the credit card utilization rate by continuing the well-reputed "OMC Card Courtesy Day" and further increasing the attractiveness of "Waku-waku Points". Meanwhile, in the outsourcing business field, OMC established the joint venture Procent Inc. with Marui Co., Ltd. and started business operations in April 2007, providing our respective know-how and business resources with the aim of founding an independent processing company specialized in undertaking overall credit card business operations. Furthermore, we established the credit card/consumer credit industry's first backup system which complements information systems in alliance with Central Finance Co., Ltd. in October 2007, and expanded the business by undertaking the processing of house cards issued by OMC and Cosmo Oil Co., Ltd.

In respect of the real estate business, OPA Co., Ltd. ("OPA"), a commercial facility operating company, endeavored to increase profits by promoting OPA business and property management business by such means as opening Omiya OPA simultaneously with Daiei Ohmiya's large-scale renovation.

In respect of the leisure business, Fun Field Co., Ltd. ("Fun Field"), an amusement facility operating company, actively implemented scrap-and-build efforts in consideration of adverse market conditions, closing 6 facilities and opening 14 new facilities, and has also made efforts to enlarge facilities and increase efficiency.

Meanwhile, as part of efforts for the "further improvement of financial strength", we raised funds in September 2007 to pay back a loan due at the end of February 2008 and provide for capital investment. Together with this refinancing of an existing loan, we reduced interest-bearing liabilities by selling assets such as shares of OME and Maruetsu Inc. ("Maruetsu")

As a result of these activities, the consolidated operating revenue for the current consolidated fiscal year decreased to 1,196 billion yen (down 6.8% year-on-year), down 87.9 billion yen from the previous consolidated fiscal year, due to decreased sales of existing stores attributable to intensified competition in addition to the effects of selling businesses in the previous consolidated fiscal year, non-consolidated store closing, and improvement of existing stores' selling spaces directly controlled by Daiei through recruiting tenants.

Meanwhile, operating income decreased to 14.4 billion yen (down 70.1% year-on-year), down 33.9 billion yen from the previous consolidated fiscal year, due to the effects of selling businesses in the previous consolidated fiscal year in addition to decreased OMC income attributable to increased interest repayment costs.

Ordinary income decreased to 8.6 billion yen (down 76.9% year-on-year), down 28.7 billion yen from the previous consolidated fiscal year, due to decreased operating income although non-operating loss decreased by 5.2 billion yen from the previous consolidated fiscal year as a result of selling assets and reducing interest-bearing liabilities.

The net income for the current consolidated fiscal year decreased to 40.2 billion yen (down 2.6% year-on-year), down 1.1 billion yen from the previous consolidated fiscal year as a result of OMC's allowance for doubtful accounts associated with the credit crunch and extraordinary losses including loss on the impairment of fixed assets, in addition to declined ordinary income, although we recorded extraordinary gain including gain on the sale of OMC and Maruetsu shares.

Reviewing business results by segment, operating revenue in retailing decreased to 999.7 billion yen (down 3.4% year-on-year), down 35.5 billion yen from the previous consolidated fiscal year, and operating income decreased to 1.3 billion yen (down 82.7% year-on-year), down 6.4 billion yen from the previous consolidated fiscal year. These decreases are attributed to sales of existing stores of Daiei and other retailing companies which decreased from the previous year, in addition to store closing on a non-consolidated basis and the use of store space for the recruitment of tenants, in spite of efforts such as opening new stores and renovating existing stores.

In respect of the financial business, operating revenue decreased to 161.8 billion yen (down 2.9% year-on-year), down 4.8 billion yen from the previous consolidated fiscal year because OMC lowered the annualized rate in real terms for credit card cashing after September 2, 2007, although it endeavored to develop new customers by deploying its original credit business. Operating income decreased to 8.7 billion yen (down 74.3% year-on-year), down 25.1 billion yen from the previous consolidated fiscal year, due to operating expenses incurred by interest repayment.

In respect of the real estate business, operating revenue increased to 17.9 billion yen (up 1.2 % year-on-year), up 0.2 billion yen from the previous consolidated fiscal year, and operating income stood at 2.4 billion yen (up 1.1% year-on-year), staying at the same level as in the previous consolidated fiscal year. These results are attributed to efforts to increase income including the opening of Omiya OPA in March 2007, in spite of which, the number of consolidated subsidiaries decreased.

In respect of the leisure business, operating revenue decreased to 17.5 billion yen (down 75.8% year-on-year), down 54.8 billion yen from the previous consolidated fiscal year, and operating income decreased to 1 billion yen (down 70.2% year-on-year), down 2.4 billion yen from the previous consolidated fiscal year. These results are attributed to the sales of Fun Field's existing stores which decreased from the previous year in spite of active scrap-and-build operations aimed to respond to adverse market conditions, in addition to the effects of selling consolidated subsidiaries in the previous consolidated fiscal year.

In respect of other businesses, operating revenue decreased to 54.9 billion yen (down 22.9% year-on-year) and operating income decreased to 1 billion yen (down 10.6% year-on-year) due to the sale and liquidation of subsidiaries in the previous consolidated fiscal year.

Consolidated interest-bearing liabilities decreased to 111.7 billion yen, down 530.7 billion yen from the end of the previous consolidated fiscal year, due to repayment of non-consolidated loans by selling OMC shares and transfer of the shares to OMC's equity method affiliates.

State of cash flow

Cash and cash equivalent ("cash") as of the end of the current consolidated fiscal year stood at 53.4 billion yen, a decrease of 73 billion yen from the previous consolidated fiscal year.

Cash flows for the current consolidated fiscal year are as follows:

【Cash Flows from Operating Activities】

Cash flows from operating activities during the current consolidated fiscal year increased 18.4 billion yen, unlike the decrease of 12.1 billion yen during the previous consolidated fiscal year. Major factors for the increase included a cash decrease of only 32.4 billion yen associated with increased trade receivables (31.4 billion yen decrease in spending compared with the previous fiscal year), in spite of decreased net income before taxes and other adjustments of 11.2 billion yen (38.9 billion yen decrease in income compared with the previous fiscal year), an increase of 24 billion yen cash associated with increased deposits (22.3 billion yen increase in income compared with the previous fiscal year), and an increase of 3.7 billion yen in accounts payable (10 billion yen decrease during the previous fiscal year).

【Cash Flows from Investing Activities】

Cash flows from investing activities during the current consolidated fiscal year increased 103.6 billion yen. During the previous consolidated fiscal year, cash flows from investing activities increased 148.2 billion yen. Major factors of the decrease included income of only 14.3 billion yen from the sale of tangible fixed assets (145.1 billion yen decrease in income compared with the previous fiscal year) in spite of income of 101.7 billion yen from the sale of investment securities including OMC shares (90.5 billion yen increase in income compared with the previous fiscal year).

【Cash Flows from Financing Activities】

Cash flows from financing activities during the current consolidated fiscal year decreased 110.5 billion yen. During the previous consolidated fiscal year, cash flows from financing activities decreased 179.1 billion yen. Major factors of the decrease included income of 22.5 billion yen associated with commercial paper issuance by a financial subsidiary (22.5 billion yen increase in income compared with the previous fiscal year) and decreased spending of 150.3 billion yen associated with the borrowing and repayment of long-term debts (49.9 billion yen decrease in spending compared with the previous fiscal year).

Looking Forward

The business environment surrounding the Daiei Group will remain in the balance due to concern over possible price increases caused by the soaring prices of crude oil and raw materials, as well as uncertain customer spending in the future, in addition to fiercer competition.

Under such conditions, the Group will continue to implement the "New Midterm Business Plan" steadily and make concerted efforts together to establish "stable profitability".

In respect of retailing, we will promote increased efforts in the market, responding to customers' lifestyles, increase the attractiveness of selling spaces by creating spaces focused on foods and commodity items, respond to customers' daily shopping needs, continue to promote the vitalization of tenant spaces by such means as increasing the number of tenant SVs, and improve store profitability.

To maximize the effect of alliances with AEON and Marubeni, we will commence full introduction of the AEON Group's private brand, "TOPVALU" products, in March 2008 and continue to promote efforts taking advantage of the economics of scale including cooperative purchasing, procurement and sales promotion.

Furthermore, in order to energize the sales system, we will launch a company-wide store operation restructuring project aimed to improve productivity, improve overall work efficiency from product purchasing to sales and man-hour productivity, continue to improve employees' skills through training utilizing the "Comprehensive Training Center", and promote efforts to further improve customer satisfaction.

In addition, we will further strengthen the quality management system and disclose product information appropriately in consideration of customers' increased interest in food safety.

Additionally, we will promote the opening of scrap-and-build stores and new stores in various formats and continue to restructure the mission-critical information system which will lead to improvement in efficiency and productivity in order to realize the mid- and long-term growth strategy.

Meanwhile, we will clarify the growth strategy and functions of each affiliated company, promote appropriate allocation of the Group's business resources, and strengthen the management system in the Group strategy to maximize consolidated profits.

As described above, the Daiei Group is determined to make concerted efforts to complete the corporate revitalization and realize the management vision by steadily carrying out the "New Midterm Business Plan".

Five-Year Summary

Years Ended February 28 or 29

	Millions of yen				
	2008	2007	2006	2005	2004
For the year:					
Operating revenues	¥1,196,011	¥1,283,888	¥1,675,127	¥1,833,818	¥1,993,619
Net sales	972,288	1,046,958	1,431,508	1,592,660	1,752,032
Real estate revenues	46,948	46,612	52,589	45,279	52,287
Other	176,775	190,318	191,030	195,879	189,300
Cost of Sales	677,239	734,887	1,050,785	1,154,640	1,263,910
Selling, general and administrative expense	504,330	500,693	579,815	636,788	678,054
Income from operations	14,442	48,308	44,527	42,390	51,655
Net interest expense	-4,929	-11,094	-14,451	-14,323	-16,616
Net income (loss)	40,210	41,298	413,160	-511,198	18,148
Per 10 shares of common stock (in yen):					
Net income (loss)	¥2,030.90	¥2,085.79	¥23,717.43	¥-80,642.72	¥2,329.75
Cash dividends applicable to the year	0	0	0	0	0

Per share information have been adjusted to reflect the reverse stock split (one for ten) that take effect on May 10, 2005.

	2008	2007	2006	2005	2004
At year-end:					
Current assets	¥136,603	¥699,493	¥709,786	¥779,192	¥828,692
Inventories	50,346	51,436	55,975	74,845	91,243
Property and equipment, at net book value	185,335	215,038	365,805	458,812	918,077
Total assets	492,089	1,139,409	1,343,307	1,626,800	2,260,782
Equity	194,628	188,659	112,632	-412,098	88,525
Average number shares outstanding (in thousands)	117,094	98,263	89,497	433,120	378,599

Merchandise Mix

	2008	2007	2006	2005	2004
Foodstuffs	64%	60%	50%	49%	46%
Clothing and personal care products	16	17	16	18	19
Household items, others	18	21	21	20	21
Wholesale	2	2	13	13	14
Total	100%	100%	100%	100%	100%
Net sales:					
Billions of yen	¥972	¥1,047	¥1,432	¥1,593	¥1,752
Millions of U.S.dollars	$9,260	$9,971	$13,633	$15,168	$16,686

The U.S.dollar amounts in this report have been obtained by converting the Japanese yen amounts at the exchange rate of ¥105 to $1.00 as of February 29, 2008.

Number of Stores

	2008	2007	2006	2005	2004
Superstores					
Company	207	205	210	263	266
Subsidiaries	256	245	234	258	263
Total	463	450	444	521	529
Specialty stores *	793	659	480	1,111	1,148

* Includes subsidiaries and franchisees.

Sales Floor Space (Thousands of square meters)

	2008	2007	2006	2005	2004
Superstores					
Company	1,160	1,200	1,389	1,860	1,892
Subsidiaries	290	286	285	375	340
Total	1,450	1,486	1,674	2,235	2,232
Specialty stores *	195	140	124	150	159

* Includes subsidiaries and franchisees.

Consolidated Balance Sheets
February 29, 2008 and February 28, 2007

ASSETS	Millions of Yen 2008	Millions of Yen 2007	Thousands of U.S. Dollars (Note 1) 2008
CURRENT ASSETS:			
Cash and cash equivalents (Note 5)	¥ 53,394	¥ 126,359	$ 508,514
Time deposits (Note 5)	20	30	190
Notes and accounts receivable (Note 5):			
Financing – primarily to consumers		356,993	
Affiliates	7,390	8,011	70,381
Other – principally trade	18,452	172,818	175,734
Allowance for doubtful accounts	(1,826)	(43,871)	(17,410)
Inventories – primarily merchandise (Note 5)	50,346	51,436	479,486
Deferred tax assets (Note 10)	124	13,818	1,181
Other	8,705	11,899	82,905
Total current assets	136,603	699,493	1,300,981
PROPERTY AND EQUIPMENT (Notes 4 and 5):			
Land (Note 11)	103,425	117,453	985,000
Buildings and structures	277,778	303,048	2,645,505
Equipment and fixtures	149,569	163,218	1,424,466
Other	11,399	11,690	108,562
Total	542,171	595,409	5,163,533
Accumulated depreciation	(356,836)	(380,371)	(3,398,438)
Net property and equipment	185,335	215,038	1,765,095
INVESTMENTS AND OTHER ASSETS:			
Lease deposits and loans to lessors (Notes 5 and 9)	138,311	151,150	1,317,248
Investment securities (Notes 3 and 5)	4,953	4,737	47,171
Investments in and lease deposits to affiliates (Note 5)	17,778	22,418	169,314
Goodwill		10,545	
Deferred tax assets (Note 10)	865	10,703	8,238
Other (Note 5)	39,931	56,270	380,296
Allowance for doubtful accounts	(31,687)	(32,945)	(301,781)
Total investments and other assets	170,151	224,878	1,620,486
TOTAL	¥ 492,089	¥ 1,139,409	$ 4,686,562

LIABILITIES AND EQUITY			
CURRENT LIABILITIES			
Short-term borrowings (Note 5)			
Current portion of long-term debt (Note 5)			
Accounts payable – primarily trade (Note 5)			
Accrued expenses			
Accrued income taxes			
Deferred tax liabilities (Note 10)			
Total current liabilities			
LONG-TERM LIABILITIES			
Long-term debt, less current portion (Note 5)			
Lease deposits from lessees (Note 9)			
Employees' retirement benefits (Note 6)			
Allowance for business revitalization			
Deferred tax liabilities (Note 10)			
Allowance for losses on interest refunds (Note 2			
Other (Notes 5 and 9)			
Total long-term liabilities			
CONTINGENT LIABILITIES (Note 13)			
EQUITY (Note 7):			
Capital stock			
Common stock – authorized, 207,000 thousand shares in 2008 and 2007			
Classified stock – authorized, 100,000 thousand shares in 2008 and 2007			
Capital surplus			
Retained earnings			
Net unrealized gain on available-for-sale securit			
Deferred loss on derivatives under hedge accou			
Land revaluation surplus (Note 11)			
Foreign currency translation adjustments			
Treasury stock – at cost			
Total			
Minority interests			
Total equity			
TOTAL			

See notes to consolidated financial statements.

The Daiei, Inc. and Consolidated Subsidiaries

Consolidated Statements of Income
Years Ended February 29, 2008 and February 28, 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2008	2007	2008
OPERATING REVENUES	¥ 1,196,011	¥ 1,283,888	$ 11,390,581
COSTS AND OPERATING EXPENSES:			
Cost of revenues	677,239	734,887	6,449,895
Selling, general and administrative expenses (Note 9)	504,330	500,693	4,803,143
Total costs and operating expenses	1,181,569	1,235,580	11,253,038
INCOME FROM OPERATIONS	14,442	48,308	137,543
OTHER INCOME (EXPENSES):			
Net interest expense	(4,929)	(11,094)	(46,943)
Reversal of allowance for business revitalization	3,789	26,036	36,086
Gain on sales of property and equipment	9,049	43,652	86,181
Gain on sales of investments in subsidiaries and affiliates	64,569	7,322	614,943
Impairment loss on long-lived assets (Note 4)	(17,439)	(42,086)	(166,086)
Provision for doubtful accounts	(48,897)	(231)	(465,686)
Provision for losses on interest refunds (Note 2.j)		(10,958)	
Other—net	(9,367)	(10,858)	(89,209)
Other income (expenses)—net	(3,225)	1,783	(30,714)
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	11,217	50,091	106,829
INCOME TAXES (Note 10):			
Current	15,548	13,465	148,076
Deferred	(35,590)	(12,110)	(338,952)
Total income taxes	(20,042)	1,355	(190,876)
MINORITY INTERESTS	(8,951)	7,438	(85,247)
NET INCOME	¥ 40,210	¥ 41,298	$ 382,952

	Yen		U.S. Dollars
PER SHARE OF COMMON STOCK (Note 16):			
Basic net income	¥ 203.09	¥ 208.58	$ 1.93
Diluted net income		208.47	

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity
Years Ended February 29, 2008 and February 28, 2007

	Thousands			Millions of ¥					
	Issued Number of Shares		Treasury Stock Number of Shares						
	Common Stock	Classified Stock	Common Stock	Capital Stock	Capital Surplus	Retained Earnings (Deficit)	Net Unrealized Gain on Available-for-sale Securities	Deferred Loss on Derivatives under Hedge Accounting	Land Revaluati Surplus
BALANCE, MARCH 1, 2006	99,305	99,734	(1,038)	¥ 56,517	¥ 175,851	¥ (137,794)	¥ 1,486		¥ 19,42
Reclassified balance as of February 28, 2006 (Note 2.q)									
Net income						41,298			
Transfer of capital surplus					(119,350)	119,350			
Treasury stock acquired and disposed – net			(6)						
Change of land revaluation surplus due to sale of land and recognition of impairment loss						5,909			(5,90
Bonuses to directors and corporate auditors						(21)			
Net change in the year							(883)		
BALANCE, FEBRUARY 28, 2007	99,305	99,734	(1,044)	56,517	56,501	28,742	603		13,51
Net income						40,210			
Treasury stock acquired and disposed – net			(6)		(1)				
Change of land revaluation surplus due to sale of land and recognition of impairment loss						1,145			(1,14
Adjustment for exclusion of affiliates previously accounted for by equity method						867			
Issuance of common stock and retirement of classified stock	23,293	(23,293)							
Net change in the year							467	¥(1)	
BALANCE, FEBRUARY 29, 2008	122,598	76,441	(1,050)	¥ 56,517	¥ 56,500	¥ 70,964	¥ 1,070	¥(1)	¥ 12,37

コメント：セル結合済み

Consolidated Statements of Changes in Equity
Years Ended February 29, 2008 and February 28, 2007

	Thousands of U.S. Dollars (Note 1)						
	Capital Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Deferred Loss on Derivatives under Hedge Accounting	Land Revaluation Surplus	Foreign Currency Translation Adjustments
BALANCE, FEBRUARY 28, 2007	$ 538,257	$ 538,105	$ 273,733	$ 5,743		$ 128,743	$ 1,000
Net income			382,952				
Treasury stock acquired and disposed—net		(30)					
Change of land revaluation surplus due to sale of land and recognition of impairment loss			10,905			(10,905)	
Adjustment for exclusion of affiliates previously accounted for by equity method			8,258				
Net change in the year				4,448	$ (10)		(1,000)
BALANCE, FEBRUARY 29, 2008	$ 538,257	$ 538,075	$ 675,848	$ 10,191	$ (10)	$ 117,838	

See notes to consolidated financial statements.

The Daiei, Inc. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows
Years Ended February 29, 2008 and February 28, 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2008	2007	2008
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 11,217	¥ 50,091	$ 106,829
Adjustments for:			
Income taxes paid	(20,213)	(2,536)	(192,505)
Depreciation and amortization	19,607	24,084	186,733
Amortization of goodwill	714	979	6,800
Increase in allowance for doubtful accounts	51,367	5,079	489,210
Decrease in allowance for business revitalization	(9,789)	(46,130)	(93,229)
Increase in allowance for losses on interest refunds	10,919	18,914	103,990
Gain on sales of investments in subsidiaries and affiliates	(64,569)	(7,322)	(614,943)
Gain on sales of property and equipment	(9,049)	(43,652)	(86,181)
Impairment loss on long-lived assets	17,439	42,086	166,086
Increase in notes and accounts receivable	(32,435)	(63,823)	(308,905)
Decrease in inventories	175	3,980	1,667
Increase (decrease) in accounts payable and accrued expenses	27,722	(8,277)	264,019
Other—net	15,305	14,474	145,762
Total adjustments	7,193	(62,144)	68,504
Net cash provided by (used in) operating activities	18,410	(12,053)	175,333
INVESTING ACTIVITIES:			
Proceeds from sales of property and equipment	14,323	159,417	136,409
Acquisition of property and equipment	(17,698)	(33,255)	(168,552)
Proceeds from sales of investment securities	101,698	11,226	968,552
Proceeds from refund of lease deposits	9,241	14,577	88,010
Other—net	(3,979)	(3,767)	(37,895)
Net cash provided by investing activities	103,585	148,198	986,524
FINANCING ACTIVITIES:			
Increase in short-term borrowings—net	19,985	22,577	190,333
Proceeds from long-term debt	252,608	204,084	2,405,791
Repayment of long-term debt	(402,938)	(404,317)	(3,837,505)
Other—net	19,886	(1,466)	189,391
Net cash used in financing activities	(110,459)	(179,122)	(1,051,990)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(10)		(96)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS—(Forward)	¥ 11,526	¥ (42,977)	$ 109,771

(Continued)

Consolidated Statements of Cash Flows
Years Ended February 29, 2008 and February 28, 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2008	2007	2008
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS—(Forward)	¥ 11,526	¥ (42,977)	$ 109,771
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	126,359	169,336	1,203,419
DECREASE IN CASH AND CASH EQUIVALENTS BY DECONSOLIDATION OF SUBSIDIARIES	(84,491)		(804,676)
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 53,394	¥ 126,359	$ 508,514
CASH FLOW INFORMATION:			
Effect of deconsolidation of subsidiaries upon sales of their stocks to third parties:			
Assets decreased	¥621,017	¥24,282	$5,914,448
Liabilities decreased	569,859	34,609	5,427,229

See notes to consolidated financial statements.

(Concluded)

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

Certain reclassifications have been made in the 2007 financial statements to conform to the classifications used in 2008.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which The Daiei, Inc. (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥105 to $1, the approximate rate of exchange at February 29, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Consolidation*—The accompanying consolidated financial statements as of February 29, 2008 include the accounts of the Company and its 32 (52 in 2007) significant subsidiaries (together, the "Companies"). Consolidation of the remaining subsidiaries would not have a material effect on the accompanying consolidated financial statements.

Under the control or influence concept, those companies in which the Company is able to exercise control, directly or indirectly, over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for by the equity method.

Investments in unconsolidated subsidiaries are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The number of consolidated subsidiaries, affiliates and unconsolidated subsidiaries for fiscal 2008 and 2007 are summarized below:

	2008	2007
Consolidated subsidiaries	32	52
Affiliates	8	11
Unconsolidated subsidiaries	2	

On February 8, 2008, the Company sold a portion of its investment in OMC Card, Inc. ("OMC"), which was a consolidated finance-service subsidiary. OMC became an affiliate accounted for by equity method at the end of fiscal 2008.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the group is eliminated.

Goodwill, the excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiaries and affiliates at the date of acquisition, is amortized on a straight-line basis principally over 5 or 20 years, while certain goodwill that is immaterial in terms of amount is expensed when acquired.

b. ***Cash Equivalents***—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, certificate of deposits, commercial paper and certain investments, all of which mature or become due within three months of the date of acquisition.

c. ***Inventories***—Inventories are principally stated at cost as determined by the retail method applied on an average basis.

d. ***Marketable and Investment Securities***—All securities held by the Companies are classified as available-for-sale securities, and reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Available-for-sale securities whose fair values are not readily determinable are stated at cost determined principally by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. ***Property and Equipment***—Depreciation of buildings and structures of the Company and buildings of certain of its consolidated subsidiaries is computed using the straight-line method, while the declining-balance method is used for equipment and fixtures of the Company and principally for the property and equipment of its subsidiaries.

The range of useful lives is from 5 to 50 years for buildings and structures.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. Depreciation charged to expense for fiscal 2008 and 2007 was ¥15,413 million ($146,790 thousand) and ¥18,393 million, respectively.

f. ***Long-lived Assets***—The Companies review their long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

g. ***Employees' Retirement Benefits***—The Company and most of the consolidated subsidiaries have contributory funded pension plans and unfunded retirement benefit plans covering substantially all employees. In March 2005, defined contribution pension plans were established.

Effective March 1, 2001, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

The transitional obligation as of March 1, 2001 has principally been amortized over 15 years starting from the year ended February 28, 2002 on a straight-line method. Annual amortization is presented as other expense in the consolidated statements of income.

h. *Allowance for Doubtful Accounts*—The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

i. *Allowance for Business Revitalization*—In December 2004, the Company developed a business restructuring plan (the "Business Plan") which included the closure of stores and other restructuring measures, with the objective of fundamentally resolving the business challenges and to concentrate management resources on core businesses. Allowance for loss on business revitalization is provided for estimated costs of store shut down and other restructuring measures arising from the execution of the Business Plan.

j. *Allowance for Losses on Interest Refunds*—OMC provided an allowance for losses on interest refunds in amounts considered to be appropriate based on the past refund experience and the recent situation regarding interest refunds.

In October 2006, "Application of auditing for provision of allowance for loss for reclaimed refund of interest in the accounting of consumer finance companies" of the industry audit practice committee report No. 37 was issued by the Japanese Institute of Certified Public Accountants. Although this report did not require adoption until on or after the fiscal year ended March 31, 2007, OMC adopted this treatment from the beginning of the year ended February 28, 2007 as early adoption was permitted. As a result of this adoption, provision for losses on interest refunds of ¥10,958 million was recorded as other expense.

k. *Leases*—The Companies conduct a large part of their retail store operations in leased facilities. In accordance with accounting practices in Japan, no lease obligations have been capitalized.

The Companies lease certain equipment and fixtures under noncancelable agreements with initial lease periods of 5 to 7 years. The agreements are renewable at substantially reduced rentals and the initial lease periods are less than the estimated useful lives of the properties. These leases are accounted for as operating leases. Under Japanese accounting standards for leases, whether as a lessee or as a lessor, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements. The "as if capitalized" information as a lessor is also disclosed (see Note 9.b).

l. *Foreign Currency Financial Statements*—Financial statements of a foreign affiliate are translated into Japanese yen at year-end rates except for equity which is translated at historical rates.

Differences arising from such translation are presented as "foreign currency translation adjustments" in a separate component of equity.

m. *Foreign Currency Transactions*—All monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to the extent that they are not hedged by forward exchange contracts.

n. ***Derivatives and Hedging Activities***—The Company and certain consolidated companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts and interest rate swaps are utilized to reduce foreign currency exchange and interest rate risks. The Companies do not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign currency forward contracts are utilized to hedge foreign currency exposures in procurement of merchandise from overseas suppliers. Trade payables denominated in foreign currencies are translated at the forward exchange contracted rates if the forward contracts qualify for hedge accounting.

Interest rate swaps are utilized to hedge interest rate exposures of long-term debt. These swaps, which qualify for hedge accounting, are measured at market value at the balance sheet date and the unrealized gains or losses are deferred until maturity as other liabilities or assets. In addition, the interest rate swaps, which also meet specific matching criteria, are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

o. ***Income Taxes***—The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

The Company files a tax return under the consolidated corporate-tax system, which allows companies to base tax payments on the combined profits or losses of the parent company and its wholly owned domestic subsidiaries.

p. ***Per Share Information***—Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if warrants were exercised. Diluted net income per share of common stock assumes full exercise of the outstanding warrants at the beginning of the year.

q. ***Presentation of Equity***—On December 9, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006. The balances of such items as of February 28, 2006 were reclassified as separate components of equity as of March 1, 2006 in the consolidated statement of changes in equity.

r. ***Stock Options***—On December 27, 2005, the ASBJ issued ASBJ Statement No. 8, "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006. This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

The Company adopted this accounting standard for stock options, however, there was no effect because the Company has not granted any stock options subsequent to May 1, 2006.

s. ***New Accounting Pronouncements***

Measurement of Inventories—Under generally accepted accounting principles in Japan, inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No. 9, "Accounting Standard for Measurement of Inventories," which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

Lease Accounting—On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Lessee

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements. The revised accounting standard requires that all finance lease transactions shall be capitalized recognizing lease assets and lease obligations in the balance sheet.

Lessor

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessor's financial statements. The revised accounting standard requires that all finance leases that deem to transfer ownership of the leased property to the lessee shall be recognized as lease receivables, and all finance leases that deem not to transfer ownership of the leased property to the lessee shall be recognized as investments in lease.

3. MARKETABLE AND INVESTMENT SECURITIES

Marketable and investment securities as of February 29, 2008 and February 28, 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Non-current:			
Marketable securities	¥ 4,213	¥ 2,206	$ 40,124
Non-marketable equity securities	740	2,531	7,047
Total	¥ 4,953	¥ 4,737	$ 47,171

The carrying amounts and aggregate fair values of marketable securities at February 29, 2008 and February 28, 2007 were as follows:

	Millions of Yen			
February 29, 2008	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale equity securities	¥ 2,497	¥ 1,716		¥ 4,213
Total	¥ 2,497	¥ 1,716		¥ 4,213
February 28, 2007				
Securities classified as available-for-sale equity securities	¥ 989	¥ 1,217		¥ 2,206
Total	¥ 989	¥ 1,217		¥ 2,206

	Thousands of U.S. Dollars			
February 29, 2008	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale equity securities	$ 23,781	$ 16,343		$ 40,124
Total	$ 23,781	$ 16,343		$ 40,124

Available-for-sale securities whose fair value is not readily determinable as of February 29, 2008 and February 28, 2007 were as follows:

	Carrying Amount		
	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Available-for-sale equity securities	¥ 740	¥ 2,531	$ 7,047

Proceeds from sales of available-for-sale securities for the year ended February 29, 2008 were ¥1,576 million ($15,010 thousand). Gross realized gains on these sales, computed on the moving average cost basis, were ¥822 million ($7,829 thousand) for the year ended February 29, 2008.

Proceeds from sales of available-for-sale securities for the year ended February 28, 2007 were ¥8,543 million. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥6,417 million and ¥2 million, respectively, for the year ended February 28, 2007.

4. IMPAIRMENT OF LONG-LIVED ASSETS

In the year ended February 29, 2008, the Companies reviewed their long-lived assets for impairment. As a result, an impairment loss was recognized on the following groups of assets:

Region	Usage	Millions of Yen	Thousands of U.S. Dollars	Classification
Hokkaido	Stores Properties for lease, etc.	¥ 1,072	$ 10,210	Land and buildings, etc.
Kanto	Stores Properties for lease, etc.	5,365	51,095	Land and buildings, etc.
Chubu	Stores Properties to be disposed	1,547	14,733	Land and buildings, etc.
Kinki	Stores Properties for lease, etc.	6,664	63,467	Land and buildings, etc.
Kyushu	Stores Properties for lease, etc.	2,331	22,200	Land and buildings, etc.
Other	Stores, etc.	460	4,381	Land and buildings, etc.

The Companies categorize stores as standard units generating cash flows, and rental properties, idle properties and other operating facilities as individual independent units.

In 2008, the book value of the groups of assets where there had been a significant decline in profitability and market value were reduced to the expected recoverable amounts. Such recoverable amounts were estimated using net selling prices based on Real Estate Appraisal Standards and values in use by discounting estimated future cash flows. Mainly a discount rate of 7% was used for computing the value in use. The amount written down was recorded as an impairment loss of ¥17,439 million ($166,086 thousand) as other expense.

Impairment loss on long-lived assets recorded for the year ended February 29, 2008 consisted of the following:

Category	Millions of Yen	Thousands of U.S. Dollars
Buildings and others	¥ 14,925	$ 142,143
Land	2,514	23,943
Total	¥ 17,439	$ 166,086

In the year ended February 28, 2007, the Companies reviewed their long-lived assets for impairment and, as a result, an impairment loss was taken on the following groups of assets:

Region	Usage	Millions of Yen	Classification
Hokkaido	Stores Properties for lease, etc.	¥ 3,176	Land and buildings, etc.
Tohoku	Stores	9	Buildings, etc.
Kanto	Stores Properties for lease, etc.	11,401	Land and buildings, etc.
Chubu	Stores Properties for lease, etc.	834	Land and buildings, etc.
Kinki	Stores Properties for lease, etc.	21,148	Land and buildings, etc.
Chugoku, Shikoku	Stores, etc.	246	Land and buildings, etc.
Kyushu, Okinawa	Stores Properties for lease, etc.	5,272	Land and buildings, etc.

In 2007, the book value of the groups of assets where there had been a significant decline in profitability and market value were reduced to the expected recoverable amounts. Such recoverable amounts were estimated using net selling prices based on Real Estate Appraisal Standards and values in use by discounting estimated future cash flows. Mainly a discount rate of 7% was used for computing the value in use. The amount written down was recorded as an impairment loss of ¥42,086 million as other expense.

Impairment loss on long-lived assets recorded for the year ended February 28, 2007 consisted of the following:

Category	Millions of Yen
Buildings and others	¥ 30,041
Land	12,045
Total	¥ 42,086

5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at February 29, 2008 and February 28, 2007, consisted of short-term borrowings from banks and other financial institutions.

The weighted-average interest rates of short-term borrowings for the years ended February 29, 2008 and February 28, 2007 were 0.5% and 2.3%, respectively.

Long-term debt as of February 29, 2008 and February 28, 2007, is summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
2.2%-6.0% loans from banks and other financial institutions, due 2008 serially to 2021:			
Collateralized	¥ 111,517	¥ 219,152	$ 1,062,067
Unsecured	11	339,712	105
Total	111,528	558,864	1,062,172
Less current portion	(3,718)	(330,663)	(35,410)
Long-term debt, less current portion	¥ 107,810	¥ 228,201	$ 1,026,762

Aggregate annual maturities of long-term debt less current portion at February 29, 2008 are summarized as follows:

Fiscal Year	Millions of Yen	Thousands of U.S. Dollars
2010	¥ 5,736	$ 54,629
2011	100,471	956,867
2012	356	3,390
2013	366	3,486
2014 and thereafter	881	8,390
Total	¥ 107,810	$ 1,026,762

As of February 29, 2008, the following assets were pledged as collateral to secure accounts payable (primarily trade) of ¥244 million ($2,324 thousand), long-term debt (including current portion) of ¥111,517 million ($1,062,067 thousand) and other long-term liabilities of ¥2,268 million ($21,600 thousand).

Assets	Millions of Yen	Thousands of U.S. Dollars
Cash and time deposits	¥ 681	$ 6,486
Inventories	26	248
Accounts receivable	301	2,867
Buildings and structures	31,681	301,724
Land	103,329	984,086
Investment securities including those in affiliates	18,947	180,447
Lease deposits	56,344	536,609
Other long-term assets	11,268	107,314
Total	¥ 222,577	$ 2,119,781

6. EMPLOYEES' RETIREMENT BENEFITS

The liability for employees' retirement benefits at February 29, 2008 and February 28, 2007, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Projected benefit obligation	¥ 52,828	¥ 57,312	$ 503,124
Fair value of plan assets	(19,950)	(21,753)	(190,000)
Unrecognized transitional obligation	(6,137)	(6,929)	(58,448)
Unrecognized actuarial loss	(5,362)	(6,766)	(51,067)
Unrecognized prior service cost	656	594	6,248
Prepaid pension expense	37	70	352
Net liability	¥ 22,072	¥ 22,528	$ 210,209

The components of net periodic retirement benefit costs for the years ended February 29, 2008 and February 28, 2007, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Service cost	¥ 3,968	¥ 4,546	$ 37,791
Interest cost	775	778	7,381
Expected return on plan assets	(61)	(48)	(581)
Amortization of plan transitional obligation	793	1,164	7,553
Recognized actuarial loss	1,085	871	10,333
Amortization of prior service cost	(116)	(224)	(1,105)
Others	944	1,046	8,990
Net periodic benefit costs	¥ 7,388	¥ 8,133	$ 70,362

Assumptions used for the years ended February 29, 2008 and February 28, 2007, were as follows:

	2008	2007
Discount rate	0.9%–1.5%	0.8%–2.0%
Expected rate of return on plan assets	0.25%–2.0%	0.0%–2.0%
Amortization period of prior service cost	Principally 9 years	Principally 9 years
Recognition period of actuarial gain/loss	Principally 9 years	Principally 9 years
Amortization period of transitional obligation	15 years	15 years

7. EQUITY

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

a. *Dividends*

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

b. ***Increases/Decreases and Transfer of Capital Stock, Reserve and Surplus***

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the capital stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

c. ***Treasury Stock and Treasury Stock Acquisition Rights***

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

8. STOCK OPTIONS

The stock options outstanding as of February 29, 2008 are as follows:

Stock Option	Persons Granted	Number of Options Granted	Date of Grant	Exercise Price	Exercise Period
2005 Stock Option	2 directors	747,300 shares	2005.7.11	¥ 1,962	From March 1, 2008 to May 25, 2015

The stock option activity is as follows:

	2005 Stock Option (Shares)
For the Year Ended February 28, 2007	
Non-vested:	
February 28, 2006—outstanding	747,300
Granted	
Canceled	(373,650)
Vested	
February 28, 2007—outstanding	373,650
Vested:	
February 28, 2006—outstanding	
Vested	
Exercised	
Canceled	
February 28, 2007—outstanding	

For the Year Ended February 29, 2008	2005 Stock Option (Shares)
Non-vested:	
February 28, 2007—outstanding	373,650
Granted	
Canceled	
Vested	
February 29, 2008—outstanding	373,650
Vested:	
February 28, 2007—outstanding	
Vested	
Exercised	
Canceled	
February 29, 2008—outstanding	
Exercise price	¥1,962 ($18.69)

9. LEASE

In connection with leased store facilities, in most cases, store buildings are constructed to the Companies' specifications on land owned by the lessor. The facilities are leased for a 20-year term, with annual rental charges under individual contracts which are renegotiated every 2 or 3 years. Clauses for renewals vary by individual lease contract; however, these agreements generally are renewable upon expiration. There is no provision for contingent rentals.

Generally, substantially all of the costs of construction of these store buildings is financed by the Companies in the form of lease deposits paid to the lessor. These lease deposits, less a non-interest bearing withholding of 10%–20% which is refundable upon termination of the lease contract, are refunded on an equal installment basis over the last 10 years of the lease. Lease deposits are non-interest bearing for the first 10 years of the lease contract, but bear interest ranging up to 3% in the final 10 years of the contracts except for the aforementioned withholdings.

Total rental expenses for store facilities, office space and equipment including lease payments under finance leases for fiscal 2008 and 2007 were ¥78,146 million ($744,248 thousand) and ¥76,468 million, respectively.

For the year ended February 29, 2008, the Companies recorded an impairment loss of ¥59 million ($562 thousand) on certain leased property held under finance leases that do not transfer ownership, as an allowance for impairment loss on leased property, which is included in long-term liabilities—other.

Following is pro forma information for fiscal 2008 and 2007, on an "as if capitalized" basis, of leased property under finance leases that do not transfer ownership of the leased property to the lessee:

	Millions of Yen						Thousands of U.S. Dollars		
	Year Ended February 29, 2008			Year Ended February 28, 2007			Year Ended February 29, 2008		
	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total
Acquisition cost	¥ 2,510	¥ 1,287	¥ 3,797	¥ 2,164	¥ 1,068	¥ 3,232	$ 23,905	$ 12,257	$ 36,162
Accumulated depreciation	1,113	490	1,603	765	343	1,108	10,600	4,667	15,267
Accumulated impairment loss	86	102	188	86	57	143	819	971	1,790
Net leased property	¥ 1,311	¥ 695	¥ 2,006	¥ 1,313	¥ 668	¥ 1,981	$ 12,486	$ 6,619	$ 19,105

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Due within one year	¥ 673	¥ 595	$ 6,410
Due after one year	1,493	1,524	14,219
Total	¥ 2,166	¥ 2,119	$ 20,629

Depreciation expense, interest expense and other information under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Depreciation expense	¥ 642	¥ 490	$ 6,114
Interest expense	67	61	638
Total	¥ 709	¥ 551	$ 6,752
Lease payments	¥ 703	¥ 533	$ 6,695
Decrease in accumulated impairment loss	44	36	419
Loss on impairment	59		562

Depreciation expense and interest expense, which were not reflected in the accompanying consolidated statements of income, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases for fiscal 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Due within one year	¥ 19,666	¥ 22,151	$ 187,295
Due after one year	86,445	99,983	823,286
Total	¥ 106,111	¥ 122,134	$ 1,010,581

Sublease agreements with tenants are generally for terms of six years, cancelable and renewable, and annual rental charges are renegotiated every three years. Such sublease agreements provide for both base rentals and percentage rentals based upon sales.

The Company sold claims on certain lease deposits to lessors to third parties in fiscal 1999. Unredeemed deposits corresponding to the transferred claims outstanding as of February 29, 2008, totaled ¥1,449 million ($13,800 thousand), a substantial portion of which is subject to put options of the seller. The transactions were deemed a sale because economic benefits and risks under the store lease agreements were transferred to the purchaser, although the legal position and rights were not transferred

The Company pledged other store lease deposits of ¥1,118 million ($10,648 thousand) to provide additional security to buyers of the lease deposit claims.

b. ***Lessor***

Following is pro forma information for fiscal 2008 and 2007, on an "as if capitalized" basis, of leased property under finance leases that do not transfer ownership of the leased property to the lessee:

	Millions of Yen						Thousands of U.S. Dollars		
	Year Ended February 29, 2008			Year Ended February 28, 2007			Year Ended February 29, 2008		
	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total
Acquisition cost	¥ 4,604	¥ 2,786	¥ 7,390	¥ 4,009	¥ 2,682	¥ 6,691	$ 43,848	$ 26,533	$ 70,381
Accumulated depreciation	3,166	1,594	4,760	2,790	1,419	4,209	30,152	15,181	45,333
Net leased property	¥ 1,438	¥ 1,192	¥ 2,630	¥ 1,219	¥ 1,263	¥ 2,482	$ 13,696	$ 11,352	$ 25,048

Receivables under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Due within one year	¥ 889	¥ 731	$ 8,467
Due after one year	1,944	1,938	18,514
Total	¥ 2,833	¥ 2,669	$ 26,981

Depreciation expense, interest income and lease income under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Depreciation expense	¥ 709	¥ 1,028	$ 6,752
Interest income	114	158	1,086
Total	¥ 823	¥ 1,186	$ 7,838
Lease income	¥ 830	¥ 1,203	$ 7,905

Depreciation expense and interest income, which are not reflected in the accompanying consolidated statements of income, are computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases for fiscal 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Due within one year	¥ 204	¥ 241	$ 1,943
Due after one year	1,383	1,850	13,171
Total	¥ 1,587	¥ 2,091	$ 15,114

10. INCOME TAXES

The Companies are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.7% for the years ended February 29, 2008 and February 28, 2007.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at February 29, 2008 and February 28, 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Deferred tax assets:			
Tax loss carryforwards	¥ 96,310	¥ 113,737	$ 917,238
Impairment loss on long-lived assets	34,203	44,595	325,743
Allowance for doubtful accounts	13,013	16,611	123,934
Employees' retirement benefits	16,096	16,438	153,295
Other	20,706	48,616	197,200
Less valuation allowance	(178,576)	(214,989)	(1,700,724)
Deferred tax assets	1,752	25,008	16,686
Deferred tax liabilities:			
Land revaluation	(8,493)	(9,353)	(80,886)
Adjustment of investment securities for consolidated tax purpose	(2,696)	(2,696)	(25,676)
Unrealized intercompany profit		(2,008)	
Other	(3,662)	(5,065)	(34,876)
Deferred tax liabilities	(14,851)	(19,122)	(141,438)
Net deferred tax assets (liabilities)	¥ (13,099)	¥ 5,886	$ (124,752)

Deferred tax assets and liabilities appearing on the consolidated balance sheets are net amounts among each consolidated entity while the figures above are gross amounts.

A reconciliation between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended February 29, 2008 and February 28, 2007 is as follows:

	2008	2007
Normal effective statutory tax rate	40.7 %	40.7 %
Valuation allowance	(226.9)	(48.8)
Adjustment of investment securities for consolidated tax purpose	28.6	
Undistributed earnings of affiliated companies	(21.8)	3.4
Other—net	0.7	7.4
Actual effective tax rate	(178.7) %	2.7 %

11. LAND REVALUATION

Under the "Law of Land Revaluation," promulgated and revised on March 31, 1998 and 1999, respectively, the Company adopted a one-time revaluation of its own-use land to a value based on real estate appraisal information as of February 28, 2001. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of equity. There was no effect on the consolidated statements of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly and an impairment loss is recognized, as defined in the law, such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities.

12. DERIVATIVES

The Company enters into foreign exchange forward contracts to hedge foreign exchange risk associated with certain liabilities denominated in foreign currencies.

OMC enters into interest rate swap contracts to manage interest rate exposures on certain liabilities.

All derivative transactions, which are entered into to hedge interest and foreign currency exposures incorporated within its business, are subject to market risk. However, the risk is considered to be managed since the derivative transactions are not entered into for speculative purposes. The market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Companies do not hold or issue derivatives for trading purposes. Because the counterparties to these derivatives are limited to major international financial institutions with high credit ratings, the Companies do not anticipate any material losses arising from credit risk. Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amount.

Market value information for the years ended February 29, 2008 and February 28, 2007 is not disclosed because all of the derivatives qualified for hedge accounting.

13. CONTINGENT LIABILITIES

As of February 29, 2008, the Companies are contingently liable for guarantees and items of a similar nature for loans and borrowings of others as follows:

	Millions of Yen	Thousands of U.S. Dollars
Borrowings of store lessors	¥ 618	$ 5,886
Employees' housing loans	44	419

14. SEGMENT INFORMATION

a. Operations in Different Businesses

	Millions of				
	Year Ended Februa				
	Retail	Finance	Real Estate	Leisure	O
Operating Revenues and Operating Income – 2008					
Operating revenues:					
Customers	¥ 989,509	¥ 149,968	¥ 16,455	¥ 17,165	¥ 2:
Intersegment	10,174	11,801	1,440	326	31
Total	999,683	161,769	17,895	17,491	5
Costs and operating expenses	998,347	153,106	15,466	16,466	5:
Operating income	¥ 1,336	¥ 8,663	¥ 2,429	¥ 1,025	¥
Assets, Depreciation, Loss on Impairment of Long-lived Assets and Capital Expenditures – 2008					
Assets	¥ 505,562	¥ 32,531	¥ 28,321	¥ 10,231	¥ 1
Depreciation	6,886	8,791	535	2,463	
Loss on impairment of long-lived assets	12,962	3,376	401	148	
Capital expenditures	8,905	6,496	538	2,676	

	Thousands of U.S.				
	Year Ended Februa				
	Retail	Finance	Real Estate	Leisure	O
Operating Revenues and Operating Income – 2008					
Operating revenues:					
Customers	$ 9,423,895	$ 1,428,267	$ 156,714	$ 163,476	$ 2
Intersegment	96,895	112,390	13,715	3,105	3
Total	9,520,790	1,540,657	170,429	166,581	5
Costs and operating expenses	9,508,067	1,458,152	147,295	156,819	5
Operating income	$ 12,723	$ 82,505	$ 23,134	$ 9,762	$
Assets, Depreciation, Loss on Impairment of Long-lived Assets and Capital Expenditures – 2008					
Assets	$ 4,814,876	$ 309,819	$ 269,724	$ 97,438	$ 1
Depreciation	65,581	83,724	5,095	23,457	
Loss on impairment of long-lived assets	123,448	32,152	3,819	1,410	
Capital expenditures	84,809	61,867	5,124	25,486	

	Millions of							
	Year Ended Februa							
	Retail	Finance	Real Estate	Leisure	Ot			
Operating Revenues and Operating Income — 2007								
Operating revenues:								
Customers	¥ 1,023,907	¥ 154,118	¥ 16,410	¥ 60,238	¥ 2			
Intersegment	11,271	12,405	1,273	12,077	41			
Total	1,035,178	166,523	17,683	72,315	71			
Costs and operating expenses	1,027,468	132,804	15,280	68,877	71			
Operating income	¥ 7,710	¥ 33,719	¥ 2,403	¥ 3,438	¥ 1			
Assets, Depreciation, Loss on Impairment of Long-lived Assets and Capital Expenditures — 2007								
Assets	¥ 608,418	¥ 649,556	¥ 36,353	¥ 10,332	¥ 2			
Depreciation	10,196	8,621	550	3,438				
Loss on impairment of long-lived assets	35,546	5,206	31	936				
Capital expenditures	12,372	18,172	492	5,358				

Note: Classification of Business Segments — The business segments, which are classified according to the Companies' strategy, principally include the following:

Retail Business consists of general merchandise stores, supermarkets, department stores, specialty stores for the sale of clothing and sundry goods and management of shopp

Finance Business consists of sales of financial instruments, credit loan and lease business

Real Estate Business consists of commercial establishment management and real estate services

Leisure Business consists of amusement facility management.

Other Business consists of food-processing operation, etc

b. *Segment Information by Geographic Area*—Japan operating revenues and total assets of the Company and its domestic subsidiaries for fiscal 2008 and 2007 represented more than respective years. Accordingly, disclosure of segment information by geographic area is not disclosed

c. *Overseas Operating Revenues*—Overseas operating revenues for fiscal 2008 and 2007 were less than 10% of the consolidated operating revenues of the respective years. Accordin

15. RELATED PARTY TRANSACTIONS

Transactions of the Company with related parties for the year ended February 29, 2008 were as follows:

Attribute	Name of Related Party	Equity Ownership Percentage	Description of the Transaction	Year Ended February 29, 20		
Major shareholder	AEON CO., LTD	Directly 20.0%	Sale of investment securities*	¥ 9,225		
			Gain on sale of investment securities	2,060		

* The price of transaction was determined by negotiation based on market price

There were no related party transactions for the year ended February 28, 2007

16. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended February 29, 2008 and February 28, 2007 is as follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
Year Ended February 29, 2008	Net Income	Weighted-average Shares	EPS	
Basic EPS—Net income available to common shareholders	¥ 40,210	197,990	¥ 203.09	$ 1.93

Weighted-average shares include 80,896 thousand shares of Class Koh classified stock.

Diluted EPS is not disclosed because it is anti-dilutive.

	Millions of Yen	Thousands of Shares	Yen
Year Ended February 28, 2007	Net Income	Weighted-average Shares	EPS
Basic EPS—Net income available to common shareholders	¥ 41,298	197,997	¥ 208.58
Effect of dilutive securities—Stock option		103	
Diluted EPS—Net income for computation	¥ 41,298	198,100	¥ 208.47

Weighted-average shares include 99,733 thousand shares of Class Koh classified stock.

* * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Daiei, Inc.:

We have audited the accompanying consolidated balance sheets of The Daiei, Inc. and consolidated subsidiaries as of February 29, 2008 and February 28, 2007, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Daiei, Inc. and consolidated subsidiaries as of February 29, 2008 and February 28, 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

May 22, 2008

Corporate Profile

Board of Directors and Officers (as of May 22, 2008)

Chairman

Yoshiharu Kawato

President

Toru Nishimi

Managing Directors

Kouji Yamazaki
Yoshiaki Takahashi
Akinori Yamashita
Tatsumichi Ishimura
Toshio Kawatomo

Directors

Keiji Nakamae
Seishiro Sato
Hideaki Shiraishi
Minoru Tamura
Minoru Mukai

Corporate Auditors

Tomoyuki Kamata
Eisuke Nagai
Masaaki Toyoshima
Tetsuro Sakamoto

Main Offices

<Head Office>

4-1-1, Minatojima Nakamachi
Chuo-ku, Kobe 650-0046
Japan
Tel: +81-78-302-5001

<Toyocho Office>
2-2-20, Toyo
Koto-ku, Tokyo 135-0016
Japan
Tel: +81-3-6388-7100

END